Exhibit 99.1

Phoenix Asia Holdings Limited Announces Subsidiary Winfield Engineering (Hong Kong) Limited Being Awarded A Milestone Project of USD730,000

Hong Kong, July 11, 2025 – Phoenix Asia Holdings Limited (the “Company”), a premier substructure contractor for public and private sector projects in Hong Kong, today announced that its wholly-owned Hong Kong subsidiary, Winfield Engineering (Hong Kong) Limited, was recently awarded a milestone project with initial contract sum of HKD5,700,000 (approximately USD730,000). The project is a private sector project and is expected to commence in mid-July 2025. The Company considers that the award of the project indicating its customer’s recognition in its expertise and its capability in addressing challenges.

“We are excited of the newly awarded project.” Stated Mr. Chi Kin Kelvin Yeung, Chief Executive Officer of Phoenix Asia. “We believe our track record of providing quality work will continue to give us a competitive edge when tendering for new projects. Since our initial public offering in April 2025, we have been exploring different options to drive the growth of the Company. In the future we will expand our business globally and diversify into new markets, which we believe will create substantial value for our shareholders.”

About Phoenix Asia Holdings Limited

Phoenix Asia Holdings Limited is a substructure contractor for public and private sector projects in Hong Kong via providing craftsmanship, customer satisfaction, and high standards of work and safety.

Recognized as a Registered Specialist Contractor and Certified Registered Subcontractor for various civil works, the Company primarily operates through wholly-owned subsidiary Winfield Engineering (Hong Kong) Limited, which was established in 1990 and specializes in substructure works in Hong Kong, including site formation, ground investigation, and foundation works. It also offers additional construction services such as structural steelworks. For more information, please visit www.winfield.hk.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Phoenix Asia Holdings Limited

Investor Relations Department

Email: ir@winfield.hk